                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  -----------

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.  )/1/


                                Stericycle, Inc.
                                ----------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   858912108
                                  -----------
                                 (CUSIP Number)

                                  -----------



-------------------
/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 12 Pages

-----------------------                                  ---------------------
  CUSIP NO. 858912108               13G                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Marquette Venture Partners, L.P.
 1
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3504827
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,154,731
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,154,731
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,154,731
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 858912108               13G                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Marquette Venture Associates, L.P.
 1
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3504831
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,154,731
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,154,731
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,154,731
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 858912108               13G                    PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Marquette Management Partners
 1
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3504830
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,154,731
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,154,731
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,154,731
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 858912108               13G                    PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: James E. Daverman
 1
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,154,731
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,154,731
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,154,731
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 858912108               13G                    PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: Lloyd D. Ruth
 1
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,024
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,154,731
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,024

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,154,731
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,155,755
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      15.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Stericycle, Inc. ("Stericycle")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1419 Lake Cook Road
               Suite 410
               Deerfield, IL 60015

Item 2(a)      Name of Person Filing:

               This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Marquette Venture Partners, L.P. ("MVP"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,154,731 shares of common stock, par value $0.01 per share (the "Common Stock"), of Stericycle; (ii) Marquette Venture Associates, L.P. ("MVA"), a Delaware limited partnership, as the sole general partner of MVP;
               (iii) Marquette Management Partners ("MMP"), a Delaware general partnership, as the sole general partner of MVA; (iv) James E. Daverman ("Mr. Daverman"), an individual, as a general partner of MMP; and (v) Lloyd D. Ruth ("Mr. Ruth"), an individual, as a general partner of MMP and by virtue of the vesting (as of within 60 days of December 31, 1996) of options to purchase 1,024 shares of Common Stock. MVP, MVA, MMP, Mr. Daverman and Mr. Ruth are hereinafter collectively referred to as the "Reporting Persons."

               The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 1997, a copy of which is filed with this
               Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of each of the Reporting Persons is:

               Corporate 500 Centre
               520 Lake Cook Road, Suite 450
               Deerfield, Illinois 60015

                              Page 7 of 12 Pages

Item 2(c)      Citizenship:

               MVP and MVA are limited partnerships organized under the laws of Delaware. MMP is a general partnership organized under the laws of Illinois. Mr. Daverman and Mr. Ruth are United States citizens.

Item 2(d)      Title of Class of Securities:

               Common Stock, $0.01 par value per share.

Item 2(e)      CUSIP Number:

               858912108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(b), check whether the persons filing is a:

               The persons filing are not described in any category listed under this item.

Item 4.        Ownership.

               MVA is the sole general partner of MVP; MMP is the sole general partner of MVA; and Mr. Daverman and Mr. Ruth are the general partners of MMP. As a result of such relationships, MVA, MMP and both Messrs. Daverman and Ruth may be deemed to share voting and dispositive power with respect to the shares held by MVP, and each of the Reporting Persons may be deemed beneficially to own the following number of shares:

                      (a)  Amount Beneficially          (b)  Percent of Class:
                           Owned:

                MVP              1,154,731                           15.6%

                MVA              1,154,731                           15.6%

                MMP              1,154,731                           15.6%

                Daverman         1,154,731                           15.6%

                Ruth             1,155,755                           15.6%

              (c)  Number of shares as to which such person has:

                      (i)  Sole power to vote or       (ii)  Shared power to
                           direct the vote:                  vote or to direct
                                                             the vote:

                MVP             None                                1,154,731

                MVA             None                                1,154,731

                              Page 8 of 12 Pages


               MMP                      None                              1,154,731
               Daverman                 None                              1,154,731
               Ruth                     1,024                             1,154,731

                         (iii) Sole power to dispose or to      (iv) Shared power to dispose or
                               direct the disposition of:            to direct the disposition of:

               MVP                      None                              1,154,731
               MVA                      None                              1,154,731
               MMP                      None                              1,154,731
               Daverman                 None                              1,154,731
               Ruth                     1,024                             1,154,731

               On September 5, 1996, MVP acquired 53,811 shares of Common Stock through the exercise of warrants.

               On August 28, 1996, Mr. Ruth entered into a Stock Option Agreement with Stericycle pursuant to which, within 60 days of December 31, 1996, Mr. Ruth will have a vested right to acquire 1,024 shares of Common Stock.

               Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

ITEM 5         OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:
               ---------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON:
               ------------------------------------------------

               No other person has the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale, of the shares.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
               PARENT HOLDING COMPANY:
               --------------------------------------------------------

               Not applicable.


                              Page 9 of 12 Pages

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
               GROUP:
               ---------------------------------------------------

               Not applicable.

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:
               -------------------------------

               Not applicable.

ITEM 10        Certification:
               --------------

               Not applicable.



                       Page 10 of 12 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: FEBRUARY 13, 1997


                                       MARQUETTE VENTURE PARTNERS, L.P.

                                       MARQUETTE VENTURE ASSOCIATES, L.P.

                                       MARQUETTE MANAGEMENT PARTNERS


                                       By: /s/ Lloyd D. Ruth
                                          -----------------------------------
                                               Lloyd D. Ruth
                                               as authorized signatory



                                       /s/ James E. Daverman
                                       --------------------------------------
                                       JAMES E. DAVERMAN


                                       /s/ Lloyd D. Ruth
                                       --------------------------------------
                                       LLOYD D. RUTH


                              Page 11 of 12 Pages

                                                                       EXHIBIT A

                   AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                           ------------------------


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G (the "Schedule 13G") to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii)  Each of them is responsible for the timely filing of such
Schedule 13G and any subsequent amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: FEBRUARY 13, 1997


                                       MARQUETTE VENTURE PARTNERS, L.P.

                                       MARQUETTE VENTURE ASSOCIATES, L.P.

                                       MARQUETTE MANAGEMENT PARTNERS


                                       By: /s/ Lloyd D. Ruth
                                          -----------------------------------
                                               Lloyd D. Ruth
                                               as authorized signatory



                                       /s/ James E. Daverman
                                       --------------------------------------
                                       JAMES E. DAVERMAN


                                       /s/ Lloyd D. Ruth
                                       --------------------------------------
                                       LLOYD D. RUTH

                              Page 12 of 12 Pages